Exhibit 99.2

Management's Discussion & Analysis

HEXO CORP

For the three months ended January 31, 2019

Management’s Discussion & Analysis

For the three- and six months ended January 31, 2019

(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of HEXO Corp. (formerly The Hydropothecary Corporation) and our wholly owned subsidiaries (collectively, “we” or “us” or “our” or “Company” or “HEXO”) is for the three and six months ended January 31, 2019. HEXO is a publicly traded corporation, incorporated in Ontario, Canada. The common shares of HEXO trade under the symbol “HEXO” on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange – American (“NYSE-A”). This MD&A is supplemental to, and should be read in conjunction with, our condensed consolidated interim financial statements for the three and six months ended January 31, 2019 and our audited consolidated financial statements for the fiscal year ended July 31, 2018. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts presented herein are stated in Canadian dollars, unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at thehydropothecary.com or hexocorp.com or through the SEDAR website at sedar.com or the EDGAR website at www.sec.gov/edgar.

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, “objective”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance. Such statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events. Although the forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “Risk Factors”. All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

This MD&A is dated March 13, 2019.

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Company Overview

HEXO Corp. is helping shape an entirely new legal cannabis market – in Canada and abroad.

Just five years ago, two entrepreneurs set out to corner the cannabis market in Canada. Laying roots in the province of Quebec, the company was influential in stimulating market acceptance and support, raising $443 million in public markets since the beginning of fiscal year 2018. We have agreements in place to supply four provincial governments, including a five-year contract with Quebec’s Société québécoise du cannabis that is worth up to $1 billion or more in potential revenue over its life, and which represents 30+% of the province’s adult-use sales in the first year of legalization. In total, we have provincial or private retail distribution agreements in most major markets in Canada.

Today, HEXO Corp. is a consumer-packaged goods cannabis experience company that has turned its attention globally. Through our hub and spoke strategy, we are partnering with Fortune 500 companies, bringing our brand value, cannabinoid isolation and delivery technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity.

Our foothold in Greece will allow us to establish a Eurozone processing, production, and distribution centre and will unlock our access to customers across Europe and we will leverage this approach in other international markets, including Latin America and the U.S.

Ultimately, our focus is on the customers we serve. We are among the cannabis industry’s top innovators, with award-winning products such as Elixir, Canada’s first line of cannabis peppermint oil sublingual sprays, and decarb, an activated cannabis powder designed for oral consumption. We are also pioneering a line of women’s sexual health products with Fleur de Lune. Our ability to develop consistent advanced cannabis formulations for use in world-renowned brands – beverages, food, cosmetics, and more – has already garnered the attention of Molson Coors Canada and resulted in the creation of Truss, an exclusive joint venture to develop non-alcoholic, cannabis-infused beverages.

The global cannabis market is estimated to reach $630B. HEXO believes that in a few years, a handful of companies will control 80% of this market share. We believe HEXO Corp. is poised to be one of those companies.

To date, we have sold over 4.6 million grams of adult-use and medical cannabis to thousands of Canadians who count on us for safe, high-quality products. We have developed an extensive and award-winning product range, and gained valuable experience and knowledge, while serving our customers. We currently possess the single largest and longest Canadian forward supply amount among all licensed producers, based upon announced provincial supply agreements. In Quebec alone, we will supply 20,000 kg in the first year of legalized adult-use cannabis and up to approximately 200,000 kg over the first five years of legalized adult-use cannabis. We believe all of this positions us to become one of the top two companies in Canada serving the legal adult-use market.

We currently hold approximately 1,310,000 sq. ft. of operating space at our home base Gatineau campus. We currently possess 579,000 sq. ft. of industrial real estate for manufacturing, distribution and product research and development needs in Belleville, Ontario with the option to obtain the remaining balance of the 2 million sq. ft. facility; another 58,000 sq. ft. of leased distribution space in Montreal, Quebec, and leased commercial office space in downtown Gatineau, Quebec.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis or cannabis products in any jurisdiction where the sale of cannabis is unlawful under applicable laws.

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Strategic Priorities

Since inception, we have laid the foundation to be a world leader that serves both adult-use and medical cannabis markets. In everything we do – cultivation, production, product development, innovation, distribution – we exercise rigour in order to offer adult recreational consumers and medical cannabis patients uncompromising quality and safety, while earning and maintaining the trust of all of our stakeholders. We believe that we can leverage our demonstrated success in Canada to global cannabis markets.

Given the different regulations governing the sale of adult-use cannabis across Canada, the number of large-scale licensed producers and today’s limited but growing cultivation capacity, among other factors, we believe the initial years following legalization will be the most critical in determining the future shape of the cannabis industry in Canada, and we believe early distribution and financial performance will be critical to securing a market leader position.

For this and other reasons, we have deliberately set out to build a commanding position in our initial jurisdiction, Quebec, while making strategic inroads in select other markets across the country through provincial supply agreements and private retail partnerships. Now having entered the adult-use market as one of the top producers and suppliers, we are looking beyond the Canadian border to take HEXO Corp. international, where regulations permit. We are making continuous efforts to assess global opportunities in current and future medical and adult-use markets, including Europe, where we are expanding into Greece.

We have positioned ourselves to meet the smokeless cannabis alternative market demand through our joint venture with Molson Coors Canada, and we continue to explore other opportunities for similar ventures in this market. Even as we continue to prove our business model and operational excellence in Quebec and across the country, the Company has already established itself as a desirable business partner for cannabis control authorities, private retail, and Fortune 500 joint-arrangement partners across Canada and globally.

As the cannabis market and submarkets evolve, we are constantly assessing and implementing ways to integrate our quality products with the product offerings of multiple Fortune 500 companies. This will be accomplished through our hub and spoke business model as we seek to become one of the premier experience providers for food cannabis companies.

HEXO CORP HUB AND SPOKE BUSINESS MODEL

We have taken significant steps in ensuring that we are adequately poised to meet the future demand of the CBD derivate product markets within Canada and globally. This includes having secured a large and steady supply of quality hemp for product transformation at our in progress Belleville facility.

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Our uncompromising commitment to quality and safety is supported by our compliance with Health Canada’s stringent quality control requirements, our pharmaceutical-grade production system, full seed-to-sale traceability, third party independent testing and an online system to post our product testing results.

Our overall strategy is establishing a global cannabis company with a top two market share in Canada, built upon three pillars; operational scalability, innovate products and brand leadership. As we continue to execute in the adult-use market, we are focused on the execution of these three strategic priorities.

Global Cannabis Company with Top Two Market Share in Canada

After establishing a dominant presence within our home market of Quebec, we look to expand nationally on a larger scale. Our objective is to execute on our supply agreements with the Ontario Cannabis Store (“OCS”) and the British Columbia Liquor Distribution Branch (“BCLDB”), as well as on our long-term supply agreement with the Société québécoise du cannabis (“SQDC”), and to successfully manage our distribution centre responsible for all SQDC online sale–based cannabis distribution. We also possess a strategic relationship with a private cannabis retailer. This private retail presence will allow us to expand our expected distribution presence across six provinces and secure a top two public forward sales contract ranking based on publicly available information. During the quarter we listed to the NYSE-A and in doing so have increased HEXO’s visibility to U.S. and global investors.

SQDC SUPPLY AGREEMENT

The strategic value of our SQDC relationship cannot be understated. We hold the single largest forward contract in the history of the emerging cannabis industry with the SQDC and are the preferred supplier for cannabis products for the Quebec market for the first five years following legalization. We will supply the SQDC with 20,000 kg of products in the first year, and we expect to supply 35,000 kg and 45,000 kg in years two and three, respectively. The volumes for the final two years of the agreement will be established at a later date based on the sales generated in the first three years. However, based on an expected market growth rate of 10%, we anticipate supplying 49,500 kg and 54,450 kg in years four and five, respectively. The Company estimates the total volume to be supplied over the five-year term of the agreement to be in excess of 200,000 kg. Based on the current publicly disclosed agreements signed between the SQDC and seven other licensed producers, we have obtained the highest year one volume, representing approximately 30+% market share within Quebec, and we are aiming to remain the largest supplier in subsequent years.

VOLUME AND MARKET SHARE % IN THE PROVINCE OF QUEBEC

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THREE STRATEGIC PILLARS

Scalability

We have been cultivating cannabis for five years under the Cannabis Regulations regulatory regime (and its predecessor), growing and producing high-quality cannabis with consistent yields. We are constantly evaluating and updating our cultivating practices and technology to further drive efficiencies.

We chose to locate in Gatineau, Quebec, because we believe the province offers the ideal conditions for cannabis production. The key is an abundant supply of renewable electricity at competitive rates, combined with abundant water resources and the availability of skilled people.

On the border of Canada’s two largest consumer markets, Quebec and Ontario, our main campus in Gatineau positions us in close proximity to two of the country’s major urban areas, Greater Montreal and the National Capital Region. Furthermore, our Belleville facility under development is ideally situated between the National Capital Region and Toronto. Finally, our distribution centre in Montreal conveniently serves central Quebec.

Our Gatineau campus includes several facilities which will accumulate to a total of 1,310,000 sq. ft. They include our original 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse, a 250,000 sq. ft. greenhouse, a warehouse, two stand-alone laboratories, two modular buildings for final packaging and customer service, and our 1,000,000 sq. ft. greenhouse all located on our 143-acre land parcel.

In December 2018, we reached a construction and licensing milestone with the first zone of the 1,000,000 sq. ft greenhouse expansion. This goal was met within the first year of its announcement, on time and on budget. This milestone is an important first step as the Company continues ramping up to an annual production capacity of 108,000 kg of dried cannabis.

We have expanded into Europe through MED S.A. (“HEXOMed”), a joint venture with our partner QNBS. HEXOMed will result in additional production capacity and a Eurozone foothold to serve the legal cannabis markets in the United Kingdom, France and other jurisdictions where regulations permit. HEXOMed’s plans include the development of a 350,000 sq. ft. licensed facility in Greece. HEXO Corp. currently holds a 33% interest in the joint venture and plans to increase its ownership to 50% through an additional capital outlay in late summer 2019.

We have accumulated a strong and skillful workforce, as well as a top management group which provides cannabis-specific industry expertise and other relevant business knowledge derived from a variety of industries and markets.

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GATINEAU CAMPUS

Product Innovation

Our strategic priorities reflect our belief that companies that achieve large-scale distribution and high brand awareness will drive long-term shareholder value in our industry. We aim to be the best partner for provincial cannabis distribution and retail authorities, while being recognized for delivering our Powered by HEXO experiences across the full spectrum of products, price points and delivery methods.

Beyond the ingredient, we are building a consistent, defined cannabis experience through tasteless and odorless means which possess a fast on-set response and reliable off-set timing. HEXO is developing these predictable cannabis product experiences for multiple occasions such as sleep, sport, sex and fun. These experiences will give consumers confidence to consistently seek out HEXO products.

Sleep - to relax and quiet the mind.

Sport - to be active and energetic.

Sex - to bring intimacy and arousal.

Fun - to enjoy a social gathering or activity.

We continue to position ourselves to meet the expected edibles market demand and consumer-preferred products for October 2019. This includes, but is not limited to, vapes; cosmetics; edibles such as confectionary and baked and dairy goods; and non-alcoholic beverages, through our joint venture with Molson Coors Canada.

Our focus on research, innovation and product development also reflects our strategic priorities. We are actively exploring ways to increase our expertise related to cannabis applications and forms of delivery, and to expand our product range and brand portfolio. Activities include current and potential partnerships, joint ventures and strategic acquisitions of intellectual property and related transactions. During the period we established and filled the position of Chief Innovation Officer at the Company with the objective of further driving our research and development activity.

The cannabis industry has already recognized us as an innovative leader, as demonstrated by our award-winning products Elixir and decarb. We also offer Fleur de Lune, one of Canada’s first intimate-use cannabis oils.

Beyond the funds required for our currently planned investments in cultivation capacity, we expect to allocate the majority of our capital to branding, product innovation, international expansion and production, while remaining alert for strategic transactions that create shareholder value. An element of this focus is the acquisition of the Belleville, Ontario, facility, which among other purposes will serve to house research and development activities for the Company and its future products. This approach will directly support our continued leadership position in the Canadian cannabis market – as both a distributor and a product innovator.

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Brand Leadership

Since our inception as a medical cannabis producer in 2013, we have built a trusted brand. Our robust product development team has introduced products that offer consumers a full range of experiences and price points, including a variety of ways to consume cannabis. This team works hand-in-hand with our marketing team in leveraging these products to build brand awareness in a highly regulated environment. The Company now serves the legalized Canadian adult-use market through its “HEXO” brand, while it serves the medical market through its “Hydropothecary” brand.

HEXO

ADULT-USE

During the first quarter of fiscal 2019, the Company announced HEXO as the adult-use brand name that will serve the legalized Canadian adult-use market. The goal of HEXO is to continue to offer a premium house of brands, signaling innovation, quality and consistency of experience, and become a top two Canadian market share brand and obtain a 2% international market share. As a brand, HEXO shares the same focus on award-winning product innovation and high-quality cannabis that the market has come to expect from its medical sister brand, Hydropothecary.

PRODUCT OFFERINGS

Initially, HEXO will offer dried cannabis and cannabis-derived products under two product types: dried – flower, milled and pre roll; and oils – Elixir and Fleur de Lune.

Flower, Milled and Pre Roll – The HEXO adult-use brand offers a relatively wide spectrum of CBD and THC levels, through sativa, hybrid and indica plant strains. HEXO offers 9 flower products and 2 milled cannabis products in 3.5g and 15g formats. HEXO also carries 4 pre roll products.

Elixir and Fleur de Lune - Elixir, a cannabis oil sublingual spray product line, includes both a high THC, high CBD and 1:1 content, and is Canada’s only peppermint-based cannabis oil product. All three products are also available in an MCT carrier oil. Fleur de Lune is one of Canada’s first cannabis-based THC intimate oils. Both products provide alternative, smokeless methods to consume cannabis. HEXO offers six oil-based spray products as well as an intimate-use oil product.

HYDROPOTHECARY

MEDICAL

Hydropothecary sells premium as well as mid-market medical cannabis, offering over 24 products in dried, decarb and oil formats. Hydropothecary has been serving the medical market with its award-winning products for over three years, and continues to serve our medical patients with the utmost levels of quality and customer service.

PRODUCT OFFERINGS

Hydropothecary continues to offer dried cannabis and cannabis-derived products under three product types: dried – flower and milled; oils – Elixir and Fleur de Lune; and decarb.

Flower and Milled – Premium and mid-range products offered under the Time of Day and H2 lines. Both lines offer a relatively wide spectrum of CBD and THC levels, through sativa, hybrid and indica plant strains. HEXO offers 15 flower and milled cannabis products. Each product is carefully selected to treat symptoms universally reported by patients and meet the needs of adult consumers.

Elixir and Fleur de Lune; Oil-Based Products – Elixir, a cannabis oil sublingual spray product line, includes both a high THC and high CBD content, and is Canada’s only peppermint-based cannabis oil product.

Fleur de Lune is one of Canada’s first cannabis-based THC intimate oils. Both products provide alternative, smokeless methods to consume cannabis.

HEXO offers three oil-based spray products as well as an intimate-use oil product.

Decarb – Decarb is an activated fine-milled cannabis powder product offered in a range of high to low CBD and THC content. Decarb is offered in six products and is orally consumed for consumers desiring smokeless cannabis.

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HEXO’s Elixir recently won the “Cannabis Product of the Year” and “Innovation of the Year” awards at the 2018 Canadian Cannabis Awards. HEXO was also nominated for “Brand of the year.” Our decarb product was voted “Top New Product’’ at the 2017 Canadian Cannabis Awards.

Distribution

In terms of processing and distribution capacity, we have significantly increased our capacity over the past 7 months, with the activation and full licensing of our 250,000 sq. ft. greenhouse and our extensive new 1 million sq. ft. greenhouse project which is meeting all projected milestones while respecting the aggressive timelines and remaining on budget.

The Company has acquired an interest in a currently configured 2 million sq. ft. facility in Belleville, Ontario, through the joint venture Belleville Complex Inc. established with a related party for the purposes of manufacturing value-added cannabis products and increasing capacity for distribution and storage. The Company is currently undergoing the retrofitting assessment of the facility and is exploring means by which current and future partners may enter a pre-licensed facility with the ability to immediately begin operating in the cannabis sector. The process of licensing the full 2 million sq. ft and ensuring it meets the requirements as outlined by the Cannabis Regulations Act may impact the initial operational timeline of the facility, however, this will provide the Company with the opportunity to offer its prospective partners with turn-key access to a cannabis sector ready facility. The centralized location and the Company’s first facility outside of Quebec is ideally situated along primary shipping routes to distribute our products and fulfill commitments across Canada. This facility further delivers on our national expansion strategy and ensures necessary capacity for the manufacture of advanced cannabis products, including cosmetics, vapes, non-alcoholic beverages and other edibles.

The Company bolstered its distribution capacity with the establishment of a distribution and storage centre formed with Metro Supply Chain Inc. This 58,000 sq. ft. facility in Montreal, Quebec, was strategically acquired for logistical purposes. Through it, we supply cannabis for all direct-to-customer sales placed in Quebec through the SQDC’s online store. Additionally, through the distribution centre we house, supply and distribute direct-to-customers the cannabis products of all licensed producers who have contracts with the SQDC.

The Company has positioned itself for private retail distribution channels through strategic investments of approximately $13 million in the private cannabis retailer Fire & Flower (“F&F”). F&F has obtained several retail distribution licenses across western Canada in Alberta and Saskatchewan and plans to expand into Ontario.

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Distribution Strategy

Canadian Cannabis Market

On October 17, 2018, Canada became the largest nation in the world to offer medical and non-medical cannabis nationally. The legalization of the adult-use market on this date resulted in $43 million of sales within the first two weeks according to Statistics Canada. Between legalization and the end of the calendar year 2018, Canadians purchased more than 20,650 kg of dried cannabis and 20,096 liters of cannabis oil according to Statistics Canada. As demand continues to grow, public and private distribution channels become fully established and with the legalization of the edibles market on the horizon, HEXO is uniquely positioned to serve these markets through our partnerships, production capacity and supply contracts.

All provinces and territories have established their cannabis market retail approach, ranging from privately owned stores to government-owned retail, as well as a combined approach in several jurisdictions. We have positioned ourselves through strategic supply agreements with the Ontario and British Columbia provincial governments, as well as Quebec in which we hold Canada’s largest single supply agreement. We have also made a strategic investment in the private cannabis retail sector. Through both means we are poised to offer our award-winning and innovative products across both channels throughout Canada.

Retail distribution channels by province and territory:

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We have established supply channels within the four largest Canadian provinces – through supply agreements with the government-run retailers in Quebec, Ontario and British Columbia and through obtaining supplier representative status with the governmental board of Alberta. We hold a strategic investment in one of Canada’s most successful private cannabis retailers in order to gain future access to certain private retail markets. We hold the single largest forward supply contract among licensed producers, based upon announced agreements for year one of legalization, with 20,000 kg to be supplied to Quebec in the first year.

QUEBEC

In Quebec, which has a population of 8.4 million, or approximately 23% of the Canadian population, the SQDC operates the distribution and sale of adult-use cannabis. The SQDC has established 12 retail locations throughout the province, for in-store cannabis sales. It expects to increase this number to 50 locations within the first year of legalization. It will also sell cannabis online.

In the first year of legalization, we hold a 30%+ market share in Quebec. Our agreement with the SQDC spans a potential five-year period, with us supplying an estimated 200,000 kg or more of cannabis, representing $1 billion in potential revenues.

In addition, we hold a distribution agreement with the SQDC, in which we house and distribute all of the SQDC’s online sales to end-users. This includes the product of all licensed producers with established supply agreements held with the SQDC. Operations of the distribution centre began in October 2018.

ONTARIO

In Ontario, which has a population of 14.4 million, or approximately 39% of the Canadian population, the government currently offers consumers a variety of cannabis products through online websales by the OCS. The province will also allow privately owned retail locations that serve the adult-use market. Initially, products will include dried cannabis, oil and capsule products, pre-rolled, and clones and seeds.

We have entered into a supply agreement with the OCS, in which we supply the province with THC and CBD Elixir and Fleur de Lune products, two of our most innovative oil-based and smokeless offerings. This approach will allow us to initially serve the Ontario market for smokeless cannabis products through the OCS.

BRITISH COLUMBIA

British Columbia, which has a population of 5.0 million, or approximately 13% of the Canadian population, serves the adult-use cannabis market through a dual private–government approach. The BCLDB manages the distribution of cannabis and cannabis-based products. We hold a supply agreement with the BCLDB, in which we supply our THC and CBD oil-based Elixir and Fleur de Lune products.

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ALBERTA

The Company has received cannabis representative status with the Alberta Gaming, Liquor and Cannabis Board. This will allow HEXO to supply our award-winning THC and CBD oil-based Elixir products as well as award-winning THC and CBD decarb, a pre-activated milled cannabis product, to the 4.3 million residents or approximately 12% of the total Canadian population.

OTHER CANADIAN PRIVATE MARKETS

We expect to enter the remaining private-sector Canadian cannabis markets via strategic investments in private retailers, such as our investment in F&F. Currently, F&F holds two licenses in Ontario and two licensed retail locations within Saskatchewan.

CANADIAN MEDICAL MARKET

HEXO Corp. continues to service the Canadian medical use cannabis market as a direct channel through the Hydropothecary and its brand of products. Sold legally and directly in Canada to those with a medical document from a medical practitioner, Hydropothecary provides naturally grown and rigorously tested medical cannabis of uncompromising quality. Hydropothecary patients have access to innovative products and first-rate customer service, starting with the registration process through to the 24/7 access to live, bilingual support. According to Statistics Canada’s Cannabis Tracking System medical cannabis sales increased post legalization on October 17, 2018. HEXO Corp. has fully absorbed the applicable excise taxes newly implemented by the Canada Revenue Agency, as to not pass down the burden to our valued medical patients. HEXO Corp. is dedicated to continuing to serve its medical patients and ensure the appropriate resources are available to meet the medical demand.

Corporate Social Responsibility

At HEXO, it is important to us that we demonstrate to the world that we can be socially and environmentally responsible while providing world-class products and services. HEXO’s Corporate Social Responsibility (“CSR”) Charter focuses on four main priorities: People, Public, Products, and Planet. Through this holistic lens we are creating CSR partnerships with local, national and international organizations. Some of these organizations include:

Local partnerships

●	The Papineau Health Foundation

●	The Association for People Living with Chronic Pain

●	The Moisson-Outaouais Food Bank

●	Ottawa Riverkeeper

National partnerships

●	The Gastrointestinal Society of Canada

●	The Campaign for Cannabis Amnesty

●	Tree Canada

International partnerships

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The Global Cannabis Partnership: a collaboration of leaders in the cannabis industry creating an international standard for the safe and responsible production, distribution and consumption of legal adult-use cannabis.

●	SmartCert: an internationally recognized certification company to help us calculate and monitor our carbon footprint.

Environmental Initiatives

HEXO may be a very young company, but CSR is a core component of our DNA. As such, we want to ensure we leave the smallest environmental footprint possible. For this reason, we grow in state-of-the- art greenhouses utilizing the power of the sun to minimize our electricity consumption. We have also implemented a recycling program that will divert a significant volume from the landfill. Some of our in-house environmental initiatives include:

●	Rain water collection and water recycling

●	Greenhouse Gas / CO2 Inventory

●	On site recycling and composting initiatives

●	Implementation of environmental features and processes

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Corporate Highlights

Listing on the NYSE-A

On January 23, 2019, the common shares of the Company began trading on the NYSE-A under the symbol “HEXO”. The Company continues to trade on the TSX under the same symbol “HEXO”. The dual listing provides the Company access to one of the largest equity markets in the world as well as additional international exposure to institutional, retail and private investors.

Closed $57.5 Million Marketed Public Offering in Common Shares

On January 30, 2019, the Company closed a marketed underwritten public offering of 8,855,000 common shares at a price of $6.50 per share for aggregate gross proceeds of $57,557.50 inclusive of a fully exercised over-allotment of 1,155,000 common shares. CIBC Capital Markets and BMO Capital Markets were the lead underwriters and joint book-running managers and Oppenheimer & Co. Inc. is the co-lead underwriter for the offering. The co-managers for the offering were AltaCorp Capital Inc., Beacon Securities Limited, Bryan, Garnier & Co Ltd, Cormark Securities Inc., Eight Capital, GMP Securities L.P., Laurentian Bank Securities Inc., PI Financial Corp. and Roth Capital Partners, LLC. The Company will use the net proceeds from the offering for general business purposes as well as to help fund the Company’s global growth initiatives and research and development efforts to further advance the Company’s innovation strategies.

$65 Million Bank Credit Facility Secured

On February 15, 2019, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”) as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal (“BMO”) as Co-Lead Arranger and Syndication Agent (together “the Lenders”). The Lenders will provide the Company up to $65 million in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consists of a $50 million term loan and a $15 million revolving loan with an uncommitted option to increase the facility by another $135 million for a total of $200 million. Both loans mature in 2022. The Company may repay the loan without penalty, at any time. The additional available capital will be used to partially fund the continuing expansion to the Gatineau campus as well as retrofitting and leasehold improvement activity to the new transformation centre located in Belleville Ontario. This debt agreement provides the Company with additional capital without the current or future dilution of its shareholders.

HEXO to acquire Newstrike Brand Ltd.

On March 12, 2019, HEXO Corp (“HEXO”) and Newstrike Brands Ltd. (“Newstrike”) entered into a definitive arrangement agreement (the “Agreement”) under which the Company will acquire, by way of a plan of arrangement under the Business Corporations Act (Ontario), all of Newstrike’s issued and outstanding common shares in an all-share transaction valued at approximately $263 million (the “Transaction”). Under the terms of the Agreement, Newstrike shareholders will receive 0.06332 of a HEXO common share for each Newstrike common share held. The Transaction has been unanimously approved by board of directors of each of HEXO and Newstrike. The proposed Transaction’s highlights include;

Capacity boost with state-of-the-art cultivation infrastructure: The Transaction gives HEXO the capacity to produce approximately 150,000 kg of high-quality cannabis annually. The Transaction also provides HEXO access to four cutting-edge production campuses totalling close to 1.8 million sq. ft. of near-term cultivation space and diversified growing and production techniques. This is in addition to HEXO’s 579,000 sq. ft. facility for a manufacturing and product development centre of excellence in Belleville, Ontario.

Diversified domestic market penetration: Combined, HEXO and Newstrike have established distribution agreements in 8 provinces including Ontario, Quebec, British Columbia, Alberta, Saskatchewan, Manitoba, Nova Scotia, and Prince Edward Island, allowing broad consumer access to HEXO’s products across Canada.

Premium indoor facility: Newstrike’s licensed indoor facility provide HEXO with access to diversified growing techniques and positions HEXO for flexibility for international exports as global cannabis markets continue to open.

Accretive synergies: The combined entity is estimated to realize annual synergies of $10 million, allowing HEXO to operate more efficiently with a commitment to continued excellence.

Executive Appointments

On January 15, 2019, the Company announced the appointment of Veronique Hamel as its Chief Innovation Officer. Ms. Hamel brings more than 25 years of innovation expertise through her leadership roles in research and development, new product development, and in marketing and business development for global consumer goods and pharmaceutical companies in Europe, the U.S. and Canada. Most recently, Ms. Hamel has built strong innovative teams in Canada at Church & Dwight Co., Bausch & Lomb and Bausch Health Companies Inc. Ms. Hamel is a graduate from EDHEC Business school in France. Ms. Hamel has a track record for building and helping shape high growth and consumer-centric organizations through trusted and award-winning innovations. She brings a strong business acumen to the process of innovation as well as a passion for break-throughs and industry firsts. As Chief Innovation Officer, Ms. Hamel develops research strategy and oversees HEXO Corp’s research and innovation pipeline.

On March 4, 2019, the Company appointed Steve Burwash as its Vice President of Strategic Finance. Mr. Burwash is a CPA who brings a wealth of experience in global finance and operations to his role of Vice-President of Strategic Finance. Mr. Burwash has held senior management positions in the aerospace and defence, telecommunications and manufacturing industries. Most recently he held a management position at Mitel Networks where he led financial planning and analysis for the Cloud division and led the company’s

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financial integration and business process optimization across 12 countries. Mr. Burwash has an MBA from the University of Ottawa and boasts over 25 years of proven expertise in acquisitions, due diligence to integration, financial governance and process optimization.

Non-IFRS Measures

We have included certain non-IFRS performance measures in this MD&A, including adjusted gross margin, as defined in this section. We employ these measures internally to measure our operating and financial performance.

We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

ADJUSTED GROSS MARGIN

We use adjusted gross margin to provide a better representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross margin for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold.

EXPECTED PLANT YIELD

The expected plant yield is utilized in the valuation of biological assets on hand as at the period end. This represents an unobservable input to a level 3 fair value estimate and is derived from the Company’s historical harvests as well as the expertise of the appropriate personnel. A sensitivity analysis over this input was performed and included in the ‘Biological Assets – Fair Value Measurement’ section below.

PRODUCTION CAPACITY

The production capacity disclosed throughout this report represents management’s best estimate and is derived from the historical actual output of production as well as the use of cultivation expertise existing within the Company.

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Operational and Financial Highlights

KEY FINANCIAL PERFORMANCE INDICATORS

Summary of results for the three and six month period ended January 31, 2019 and January 31, 2018:

	For the three months ended		For the six months ended
Income Statement Snapshot	January 31, 2019	January 31, 2018	January 31, 2019	January 31, 2018
	$	$	$	$

Gross cannabis revenue	16,179	1,182	22,809	2,283

Excise taxes	(2,803)	–	(3,817)	–

Net revenue from sale of goods	13,376	1,182	18,992	2,283

Ancillary revenue	62	–	109	–

Gross margin before fair value adjustments	6,939	731	9,772	1,369

Gross margin	11,603	752	18,842	3,215

Operating expenses	18,486	5,491	40,524	8,335

Loss from operations	(6,883)	(4,739)	(21,682)	(5,120)

Other income/(expenses)	2,558	(4,213)	4,553	(5,750)

Net loss	(4,325)	(8,952)	(17,129)	(10,870)

			For the three months ended
Operational Results			January 31, 2019	October 31, 2018
Average selling price of adult-use dried gram & gram equivalents			$5.83	$5.45

Kilograms sold of adult-use dried gram & gram equivalents			2,537	952

Average selling price of medical dried gram & gram equivalents			$9.15	$9.12

Kilograms sold of medical dried gram & gram equivalents			152	158

Total kilograms produced of dried gram equivalents			4,938	3,550

Q2 PERIOD HIGHLIGHTS

●	Total gross revenue in the quarter increased in excess of 13.74x to $16,241 as compared to the same quarter of fiscal 2018, and increased 143% sequentially from the previous quarter.

●	Gross adult-use revenue in the three months ended January 31, 2019, exceeded total revenues fiscal 2018 by $9,858 or 200%.

●	Oils sales represented 23% of the adult-use revenues.

●

New in the fiscal year are ancillary revenues associated the Company’s management agreement held with a supplier. This contributed net $62 to total revenue in the quarter, an increase of $15 from the prior quarter.

●

The net loss for the period decreased 52% to ($4,325) compared to the same quarter in fiscal 2018. Sequentially, the net loss decreased 66% quarter over quarter as a result of the increased sales and 16% reduced total operating expenses in the period.

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OPERATIONAL HIGHLIGHTS

●	Adult-use sold grams and gram equivalents increased 166% to 2,537 kg from the previous quarter as the Company continues to scale up and deliver on its existing supply agreements.

●	Adult-use revenues per gram and gram equivalents increased $0.38 to $5.83 form the first quarter of fiscal 2019.

●	Medical revenue per gram and gram equivalent sold increased $0.03 to $9.15 during the quarter, with 152 kg sold.

●	During the quarter ended January 31, 2019, the Company produced approximately 4,938 kg of dried cannabis, a 39% increase from the previous quarter

●

Certain production areas of our existing licensed facilities have been dedicated to the commissioning of our new 1,000,000 sq. ft. facility (B9). This includes designated areas housing the mother plants to be relocated to B9, as well as a cuttings area to supply B9 with its first plants throughout the second and third quarter of fiscal 2019.

●

The Company is ramping up towards its full production capacity, with efficiency gains and increased capacity achieved through our licensed 250,000 sq. ft. facility and the additional 1,000,000 sq. ft. facility, which met its first construction and licensing milestones in December 2018. The Company to ramp up to its run goal rate of 108,000 kg of annual dried flower production.

ORGANIZATIONAL GROWTH

●

As a result of the growing scale of operations, our headcount rose by 32% to 374 employees as at January 31, 2019 from the previous quarter’s headcount of 283 on October 31, 2018. This is a direct result of the continuing upscaling primarily to the production and cultivating staff as our new facilities are activated.

FACILITY EXPANSION

●

In December 2018, we reached a construction and licensing milestone with the first zone of the 1,000,000 sq. ft. greenhouse expansion. This goal was met within the first year of its announcement, on time and on budget. This milestone is an important first step as the Company continues ramping up to an annual production capacity of 108,000 kg of dried cannabis.

FINANCIAL POSITION

●	As at January 31, 2019, the Company held cash, cash equivalents and short-term investments of $165,571 and working capital of $224,332.

●	During the period, the Company raised gross proceeds of $57.5mm through a public offering of common shares.

●

Subsequent to the quarter end, the Company obtained a $65mm credit facility jointly held with CIBC and BMO, two of Canada’s premier financial institutions. This consists of $50mm available term credit and a $15mm revolving line of credit which will be used in part to finance the continuing expansion of the Gatineau campus as well as the leasehold improvements at the Belleville transformation centre without diluting the current and future shareholders of HEXO Corp.

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Summary of Results

Revenue

	Q2 ’19	Q1 ’19	Q4 ’18	Q3 ’18	Q2 ’18

ADULT-USE

Adult-use cannabis gross revenue[1]	$14,792	$5,194	$–	$–	$–

Adult-use excise taxes	(2,587)	(970)	–	–	–

Adult-use cannabis net revenue	12,205	4,224	–	–	–

Dried grams and gram equivalents sold	2,537,211	952,223	–	–	–

Adult-use gross revenue/gram equivalent	$5.83	$5.45	$–	$–	$–

Adult-use net revenue/gram equivalent	$4.81	$4.44	$–	$–	$–

MEDICAL

Medical cannabis revenue[1]	$1,387	$1,436	$1,410	$1,240	$1,182

Medical cannabis excise taxes	(216)	(44)	–	–	–

Medical cannabis net revenue	1,171	1,392	1,410	1,240	1,182

Dried grams and gram equivalents sold	151,521	157,504	152,288	134,253	131,501

Medical gross revenue/gram equivalent	$9.15	$9.12	$9.26	$9.24	$8.99

Medical net revenue/gram equivalent	$7.73	$8.84	$–	$–	$–

Ancillary revenue[2]	$62	$47	$–	$–	$–

Total net sales	$13,438	$5,663	$1,410	$1,204	$1,182

1 Gross adult-use and medical cannabis revenues represent sales under the normal course of business and are exclusive of excise taxes.

2 Revenue outside of the primary operations of the Company.

Total net revenue in the second quarter of fiscal 2019 increased to $13,438 from $1,182 in the same period of fiscal 2018. The main contributor is the addition of adult-use sales in which the Company realized its first full quarter of legalization in Canada. Adult-use sales in the quarter accounted for 91% of total revenue. Non-cannabis ancillary sales which began in the previous quarter increased to $62 from $47. This revenue is derived from a management agreement held by the Company with arms-length partners.

ADULT-USE SALES

The Company realized its first complete quarter of adult-use sales during the second quarter of fiscal 2019. Adult-use gross sales totaled $14,792 in the three months ended January 31, 2019, which is a 1,151% increase over the $1,182 of total sales in the second quarter of 2018 (which included medical sales only during that period), and a 185% increase over the $5,194 of adult-use sales in the first quarter of the current fiscal year. This is a direct result of the Company’s strong supply agreements and introductory brand awareness campaign.

The Company’s adult-use gross sales for the six months period ended January 31, 2019 totaled $19,986, an increase of $17,703 as compared to the six months period ended January 31, 2018 total sales of $2,283 (which include medical sales only during that period). The increase is due to there existing no adult-use sales in the comparative period.

Sales volume in the second quarter of 2019 was 2,537 kg for a 166% increase over the 952 kg equivalents sold in the first quarter of fiscal 2019. Dried flower products represented 85% of gram equivalents sold during the period, a 5% decrease from the first quarter of fiscal 2019 and oil product sales comprising the balance.

Gross adult-use revenue per gram equivalent increased to $5.83 from $5.45. This is reflective of the increased oil sales during the quarter which command higher market sales prices per gram equivalent. The adult-use net revenue per gram equivalent increased to $4.81 from $4.44 in the previous quarter reflecting a consistent approximate ($1.00) impact to revenue per gram due to excise taxes. In future periods as the sales mix shifts towards oil and other value-added products from lower valued dry flower products the impact of these excise taxes on revenue per gram is expected to decrease.

During the period, 84% of all adult-use sales were realized through the SQDC with the remaining 16% derived in Ontario and British Columbia via the OCS and BCLDB.

While the Company continues to prepare for the initial harvests from its new 1,000,000 sq. ft. greenhouse which should be realized throughout the third quarter of fiscal 2019 and the activation of its product transformation centre in Belleville which is expected in the fourth quarter of fiscal 2019, net revenues for the third quarter are estimated to increase minimally from those of the second quarter.

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Net revenues for the fourth quarter are expected to approximately double those of the second quarter for the reasons detailed above.

MEDICAL SALES

Gross medical revenue in the three months ended January 31, 2019 increased 17% to $1,387 compared to $1,182 in the same period in fiscal 2018. Higher revenue was driven by increased sales volume as well as higher Elixir oil sales which command a higher revenue per gram when compared to dried gram sales. Compared to the prior quarter, the sequential revenue decreased by 3% from $1,436, reflecting a lower total gram equivalents sold due to lower dried flower sales in the period. Medical oil sales remained consistent quarter over quarter.

The Company realized $2,823 of gross medical sales during the six months period ended January 31, 2019 which is an increase of 24% from the $2,283 of gross medical sales during the comparative six months ended January 31, 2018. This increase is due to the reasons as stated above.

Net medical revenues decreased during the quarter by 16% to $1,171 due to the impact of excise taxes applied to the full periods medical sales versus those applied to only those medical sales realized post legalization on October 17, 2018 in the prior quarter.

Sales volume increased 15% to 151,521 gram equivalents, compared to 131,501 in the same prior year period. Revenue per gram equivalent increased to $9.15 as compared $8.99 the same prior year period and $9.12 from the prior quarter. This is a direct result of the increase in our oil-based products sales as the product mix purchased by customers continues to shift towards smoke-free alternatives.

Cost of Sales and Excise Taxes

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, depreciation and applicable stock based compensation and overhead.

Fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of sales.

Fair value of biological assets represents the increase or decrease in fair value of plants during the growing process less expected cost to complete and selling costs and includes certain management estimates.

	For the three months ended		For the six months ended
	January 31, 2019	January 31, 2018	January 31, 2019	January 31, 2018
Excise taxes	$2,803	$–	$3,817	$–

Cost of sales	6,499	451	9,329	914

Fair value adjustment on sale of inventory	3,690	1,032	4,407	1,846

Fair value adjustment on biological assets	(8,354)	(1,053)	(13,477)	(3,692)
Total fair value adjustment	$(4,664)	$(21)	$(9,070)	$(1,846)

Cost of sales for the quarter ended January 31, 2019 were $6,499, compared to $451 for the same quarter ended in fiscal 2018. The increase in cost of sales is the result of increased sales volumes and increases to transformation costs as the oil and other value-added product production mix has increased from the second quarter of fiscal 2018.

For the six months period ended January 31, 2019, cost of sales increased to $9,329 from $914 from the comparable period of fiscal 2018 for the reasons as noted above.

Fair value adjustment on the sale of inventory for the second quarter ended January 31, 2019 was $3,690 compared to $1,032 for the same quarter ended January 31, 2018. This variance is due to increased sales volume of inventory sold when compared to the same quarter in fiscal year 2018. This is offset by the introduction of the adult-use market which commands a lower fair value per gram when compared to the exclusively medical market-based sales in the three months ended January 31, 2018.

Fair value adjustment on biological assets for the current quarter was ($8,354) compared to ($1,053) for the same quarter ended in fiscal 2018. This variance is due to the increase in the total number of plants on hand as well as increased yields in the quarter, primarily due to the fully licensed 250,000 sq. ft. greenhouse which began harvests in Q1 of fiscal 2019. This results in significantly increased expected gram yields in the quarter and increased production costs of operating a newly in-use facility. The increase in scale and total plants on hand is the result of meeting the demand of the adult-use market.

The fair value adjustments on the sale of inventory and biological assets increased to $4,407 and ($13,477) respectively from $1,846 and ($3,692) respectively in the comparative period of fiscal 2018 for those reasons as noted above.

New in fiscal 2019 are excise taxes associated with the new adult-use revenues and medical sales incurred after October 17, 2018. These taxes totaled $2,803 an increase of 176% from the prior quarter due which is consistent with increase in underlying sales. This reduced gross margin before fair value adjustments by approximately 9% during the quarter which is an increase of 2% from the sequential quarter. The increase is due to the total current periods medical sales being excise tax burdensome as opposed to the first

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fiscal quarter of 2019 in which only those medical sales post October 17, 2018 were burdened. Excise taxes are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products.

Operating Expenses

	For the three months ended		For the six months ended
	January 31, 2019	January 31, 2018	January 31, 2019	January 31, 2018

General and administration	$8,161	$1,770	$13,076	$3,046

Marketing and promotion	4,839	1,358	16,550	2,426

Stock-based compensation	4,960	1,968	9,649	2,281

Amortization of property, plant and equipment	452	188	1,025	312

Amortization of intangible assets	74	207	224	270
Total	$18,486	$5,491	$40,524	$8,335

Operating expenses include general and administrative expenses, inclusive of research and development, marketing and promotion, stock-based compensation, and amortization expenses. Marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing and promotion staff, general corporate communications expenses, and research and development costs. General and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $8,161 in the second quarter of fiscal 2019, compared to $1,770 for the same period in fiscal 2018. This increase reflects the general growing scale of our operations, including an increase in general, finance and administrative staff for an increase of $2,775. New rental space in our Belleville location resulted in an increase of $613 which was obtained to house product processing and transformation as well as the administration department of the Belleville location. Total general and administrative payroll increased $1,950 due to the growth in operations. Total professional, listing and legal expenses increased by $1,024, as a result of additional corporate development initiatives and the increased financial reporting and control-based regulatory requirements accompanying public status on the TSX and NYSE-A. Increased insurances pertaining to commercial property and directors and officers increased $1,342 due to increased property, plant and equipment balances and the listing on the NYSE-A.

Total general and administrative expenses for six months ended January 31, 2019 increased to $13,076 from $3,046 in the same period of fiscal 2018 due to the general growth of the operational scale of the corporation for the same reasons as outlined above.

The Company is anticipating general and administrative expenses to increase as the Company completes and operationalizes its current expansion projects over the remaining two quarters of the fiscal year. Research and development expenses are expected to rise on trend with general and administrative expenses for the final two quarters of fiscal 2019 and subsequently, significantly escalate in fiscal 2020 as the Company executes its innovation initiatives.

MARKETING AND PROMOTION

Marketing and promotion expenses increased to $4,839 in the second quarter, compared to $1,358 for the same period in fiscal 2018. This reflects the implementation of our adult-use marketing and promotional events undertaken in the quarter as we build brand recognition and establish HEXO in the adult-use cannabis market. This is inclusive of higher staff and travel-related expenses, printing and promotional materials as well as advertisement costs. Quarter over quarter total marketing and promotion expenses were significantly reduced from $11,711 as it was during this period in which HEXO underwent an extensive branding and marketing campaign which involved concerts, conventions and social events to launch the HEXO brand to the adult-use market.

Total marketing and promotion expenses for the six months period ended January 31, 2019 significantly increased to $16,550 from $2,426 as compared to the same period of fiscal 2018. This dramatic increase reflects the Companies agreement marketing and branding campaigned which was primarily realized in the first quarter of fiscal 2019 as we prepared for the launch of the adult-use brand HEXO into the legalized Canadian adult-use market.

The Company expects marketing and promotion expenses to trend with revenues over the next two quarters of the fiscal year.

STOCK-BASED COMPENSATION

Stock-based compensation increased by to $4,960 when compared to $1,968 for the same period in fiscal 2018. The increase is a function of the increased number of outstanding stock options which is a direct correlation to the increased headcount of the Company. Underlying market prices of those options granted subsequent the second quarter of fiscal 2018 were significantly higher, resulting in an increase to the expensed value on a per stock option basis during the period.

Total stock-based compensation for the six months ended January 31, 2019 increased to $9,649 from $2,281 as compared to the same period of fiscal 2018 for those reasons as outlined above.

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AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

Amortization of property, plant and equipment increased to $452 in the quarter, compared with $188 for the same period in fiscal 2018. The increase is the direct result of the Company’s newly built greenhouses and acquired cultivation equipment. Additionally, increases to cultivation and production equipment were incurred in order to support the larger production demands and scalability of the Company.

Total amortization of property, plant and equipment for the six months ended January 31, 2019 increased to $1,025 from $312 as compared to the same period of fiscal 2018 for those reasons as outlined above.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets decreased to $74 in the first quarter, compared with $207 for the same period in fiscal 2018. The decrease is the result of the implementation of an inactive new ERP system as at the period ended January 31, 2019. This system is replacing certain fully amortized software programs.

Total amortization of intangible assets for the six months ended January 31, 2019 decreased to $224 from $270 as compared to the same period of fiscal 2018 for those reasons as outlined above.

Loss from Operations

Loss from operations for the second quarter was ($6,883), compared to ($4,739) for the same period in fiscal 2018. The increased loss from operations is due mainly to higher expenses in line with the expanding scale of operations as we prepared for the legalization of the adult-use market and the realization of stock-based compensation expenses due to the increased headcount and market share price value of the Company. This dramatic increase in scale of the Company and its operations was also offset by the 10.28x increase in net revenues as compared to the same quarter in fiscal 2018.

Other Income/Expenses

Other income/(expense) was $2,558 for the three months ended January 31, 2019 compared to ($4,213) in the same period of fiscal 2018. Revaluation of financial instruments of ($815) in the latest quarter reflects the revaluation of an embedded derivative related to USD denominated warrants issued in the prior year. Additionally, we had an unrealized fair value gain on convertible note receivable of $2,545. Interest income of $1,304 was realized for the three months ended January 31, 2019 reflective of the interest generated from the increased cash holdings and the interest accrued on the convertible debentures and promissory note held as at January 31, 2019.

Total other income/(expense) was $4,553 for the six months ended January 31, 2019 compared to ($5,750) of the same period of fiscal 2018. The increase is primarily due to the $5,978 unrealized gain on the convertible debenture which was issued in the first quarter of fiscal 2019. The loss due to revaluation of the financial instruments decreased $1,461 when compared to the six months ended January 31, 2018 due to a decrease in the remaining number of underlying warrants.

Biological Assets – Fair Value Measurements

As at January 31, 2019, the changes in the carrying value of biological assets are as follows:

	January 31, 2019	July 31, 2018

Carrying amount, beginning of period	$2,332	$1,504

Production costs capitalized	4,097	993

Net increase in fair value due to biological transformation less cost to sell	13,477	7,340

Transferred to inventory upon harvest	(15,704)	(7,505)
Carrying amount, end of period	$4,202	$2,332

Our biological assets consist of cannabis plants, from seeds all the way through to mature plants. As at January 31, 2019, the carrying amount of biological assets consisted of $6 in seeds and $4,196 in cannabis plants ($6 in seeds and $2,326 in cannabis plants as at July 31, 2018). The increase in the carrying amount of biological assets is attributable to an increase in production costs and offset by the market selling price decrease as a result of the adult-use market. The significant estimates used in determining the fair value of cannabis on plants are as follows:

●	yield by plant;

●

stage of growth estimated as the percentage of costs incurred as a percentage of total cost as applied to the estimated total fair value per gram (less fulfillment costs) to arrive at an in-process fair value for estimated biological assets which have not yet been harvested;

●	percentage of costs incurred for each stage of plant growth;

●	fair value selling price per gram less cost to complete and cost to sell; and

●	destruction/wastage of plants during the harvesting and processing process.

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We view our biological assets as Level 3 fair value estimates and estimate the probability of certain harvest rates at various stages of growth. As at January 31, 2019, it is expected that our biological assets will yield approximately 12,871,584 grams (July 31, 2018 – 4,373,775 grams). Our estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the fair values of biological assets.

The valuation of biological assets is based on an income approach in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in-process biological assets, the fair value at point of harvest is adjusted based on the stage of growth at period end. Stage of growth is determined by reference to the plant’s life relative to the cost incurred as a percentage of total cost as applied to estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis for the period ended January 31, 2019 are presented in the table below:

Unobservable inputs	Input values	Sensitivity analysis

Average selling price Obtained through actual retail prices on a per strain basis	$5.00 per dried gram	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $554 to the valuation.

Yield per plant Obtained through historical harvest cycle results on a per strain basis	47–235 grams per plant	An increase or decrease of 5% applied to the average yield per plant would result in a change up to approximately $210 in valuation.

Stage of growth Obtained through the estimates of stage of completion within the harvest cycle	Average of 18% completion	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $1,029 in valuation.

Wastage Obtained through the estimates of stage of wastage within the cultivation and production cycle	0%–30% dependent upon the stage within the harvest cycle	An increase or decrease of 5% applied to the wastage expectation would result in a change of approximately $221 in valuation.

Quarterly Results

The following table presents certain unaudited financial information for each of the eight fiscal quarters up to and including the quarter ended January 31, 2019. The information has been derived from our unaudited consolidated financial statements, which in management’s opinion have been prepared on a basis consistent with the condensed interim consolidated financial statements for the three- and six months ended January 31, 2019. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Q2 ’19 January 31, 2019	Q1 ’19 October 31, 2018	Q4 ’18 July 31, 2018	Q3 ’18 April 30, 2018
Net revenue	$13,438	$5,663	$1,410	$1,240

Net income (loss)	(4,325)	(12,803)	(10,194)	(1,971)

Income (loss) per share – basic	(0.02)	(0.07)	(0.05)	(0.01)

Income (loss) per share – fully diluted	(0.02)	(0.07)	(0.05)	(0.01)

	Q2 ’18 January 31, 2018	Q1 ’18 October 31, 2017	Q4 ’17 July 31, 2017	Q3 ’17 April 30, 2017
Net revenue	$1,182	$1,102	$862	$1,182

Net income (loss)	(8,952)	(1,918)	935	(11,808)

Income (loss) per share – basic	(0.10)	(0.03)	0.02	(0.17)

Income (loss) per share – fully diluted	(0.10)	(0.03)	0.01	(0.17)

The Company’s net revenues have increased considerably over the past two quarters when compared to the previous six quarters spanning over two fiscal years. This is due to the onset of legalized cannabis in Canada and the Company’s introduction to the adult-use market. As a result, the net loss in the three months ended January 31, 2019 decreased in response to the rise in net revenues. The Company experienced a ramp up of expenses to prepare for the legalized adult-use market primarily in quarter one of fiscal 2019 and quarter four of fiscal 2018 resulting in increased net losses. The period of the six quarters ended April 30, 2017 to July 31, 2018

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pertain to the Company’s medical market only operations and scaling efforts to meet the coming demand of the adult-use market which was legalized October 17, 2018.

Financial Position

The following table provides a summary of our interim condensed financial position as at January 31, 2019 and July 31, 2018:

	January 31, 2019	July 31, 2018
Total assets	$446,553	$334,998

Total liabilities	23,358	12,125

Share capital	414,405	347,233

Share-based payment reserve	15,623	6,139

Warrants	53,430	12,635

Deficit	$(60,263)	$(43,134)

Total Assets

Total assets increased to $446,553 as at January 31, 2019 from $334,998 as at July 31, 2018. The Company raised $54,226 in net proceeds from the January 30, 2019 marketed public offering. Property plant and equipment increased by $71,268 mostly due to continuing additions in the construction of the 1,000,000 sq. ft B9 facility and the associated required additional equipment. Also, contributing to the variance is the addition of the joint venture Truss which increased total assets by $49,039. At January 31, 2019, the Company had an unrestricted cash balance of $165,044. The Company holds a $20,347 promissory note receivable and a $6,395 increase to its convertible debenture receivable due to a $5,978 unrealized gain and $417 of accrued interest.

Total Liabilities

Total liabilities increased to $23,358 as at January 31, 2019 from $12,125 as at July 31, 2018, due to an increase in trade accounts payable and accruals of $9,884 due to continued growth in operations and scalability. There exist $1,244 of excise taxes payable due to the onset of new taxation policy instituted at the legalization date October 17, 2018. Total liabilities include a warrant liability of $3,235 as at January 31, 2019, from $3,130 as at July 31, 2018, recorded at fair value, representing exercised USD denominated warrants and offset by the increased revaluation of the liability due to an increased underlying common share market value.

Share Capital

Share capital increased to $414,405 as at January 31, 2019 from $347,233 as at July 31, 2018, primarily due to the marketed equity financing which contributed $54,226 in net proceeds to share capital. The remaining increase of $12,946 was realized from the exercising of warrants and stock options during the period.

Share-Based Payment Reserve

The share-based payment reserve increased to $15,623 as at January 31, 2019 from $6,139 as at July 31, 2018. This increase is due to two full quarters of stock based compensation resulting in a increase of $6,230, pertaining to the 5.6 million issued employee stock options in July 2018 and $2,128 of options that have vested related to prior issuances. A total of 1,915,000 employee stock options were granted during the 6 months ended January 31, 2019, which contributed an additional $1,676 to the reserve.

Warrants

The warrant reserve increased significantly to $53,430 as at January 31, 2019 from $12,635 as at July 31, 2018, primarily due to the $42,386 addition of the fair valued Molson warrants reserve established for the 11,500,000 share purchase warrants issued to an affiliate of Molson Coors Canada as consideration in the Truss joint venture in early October 2018. The warrants possess a strike price of $6.00 and a term of 3 years. This is offset by warrant exercise activity during the first two quarters of fiscal 2019.

Liquidity and Capital Resources

Liquidity

Our objectives when managing our liquidity and capital structure are to maintain sufficient cash to fund international growth initiatives, innovation strategies and to meet contractual obligations. Our ability to reach profitability is dependent on successful implementation of our business strategy. While management is confident in the future success of the business, there can be no assurance that our products will gain adequate market penetration or acceptance or generate sufficient revenue to reach profitability.

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	For the six months ended
Liquidity	January 31, 2019	January 31, 2018
Operating activities	$(38,506)	$(6,810)

Financing activities	65,031	240,675

Investing activities	$6,893	$(126,324)

Operating Activities

Net cash used in operating activities for the six months ended January 31, 2019 was $38,506 as a result of the net loss for the period ended of $17,129, and a decrease in non-cash working capital of $17,945, partially offset by non-cash expense of $3,432. In the same prior year period, cash used in operating activities was $6,810, reflecting the net loss of $10,870, net non-cash expense of $7,310, and an decrease in working capital of $3,250. The change in cash flow reflects $13,477 of an unrealized change in the fair value of biological assets. Increases to trade receivables and prepaid expenses of $9,549 and $6,223, respectively decreased operating cashflows due to increased sales associated with the adult-use market and additional prepayments of required insurance due listing on the NYSE-A.

Financing Activities

Net cash received from financing activities for the six months ended January 31, 2019 was $65,031. On January 30, 2019, the Company closed the marketed equity financing in which a total of 8,855,000 common shares were issued for net proceeds of $54,226. The remaining balance of activity reflects the impact exercised warrants and excised stock options during the period.

Investing Activities

For the six months ended January 31, 2019, $6,893 was used for investing activities, primarily due to the transfer of short-term investments of $112,636 and its reinvestment into high interest generating vehicles. This is offset by the cash consideration and capitalized transaction costs of $7,298 Truss joint venture and the issuance of a $20,347 promissory note receivable. During the period, we continued additions of $66,127 to our property, plant and equipment as scalability increases and the new 1,000,000 sq. ft. greenhouse is significantly completed.

Capital Resources

As at January 31, 2019, working capital totaled $224,332. The exercise of all the issued and outstanding warrants, as at January 31, 2019, would result in an increase in cash of approximately $177,356, and the exercise of all stock options would increase cash by approximately $55,263.

On January 30, 2019, the Company closed the marketed public offering which generated gross proceeds of $57.5mm for the issuance of 8,855,000 common shares at a price of $6.50 per share. The Company intends to use the net proceeds from the offering to fund general corporate operations, global growth initiatives and research and development activity to further advance the Company’s innovation strategies.

On February 15, 2019, the Company entered into a syndicated credit facility with CIBC and BMO for a total of $65mm. This access to capital will provide the Company with additional capital to fund future growth and expansion as well as its strategic initiates without the dilution of current and future shareholders.

Management believes that current working capital along with the recently completed financings, sufficiently provides the level of funding required for current expansion projects and meet contractual obligations for the next 12 months. We periodically evaluate the opportunity to raise additional funds through the public or private placement of equity capital to strengthen our financial position and to provide sufficient cash reserves for growth and development of the business.

Our authorized share capital is comprised of an unlimited number of common shares. The table below outlines the number of issued and outstanding common shares, warrants and options as at July 31, 2018, January 31, 2019 and March 13, 2019.

	March 13, 2019	January 31, 2019	July 31, 2018
Common shares	210,436,205	207,653,610	193,629,116

Warrants	31,343,067	34,104,554	26,425,504

Options	19,222,727	14,714,000	14,388,066
Total	261,001,999	256,472,164	234,442,686

Off-Balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements.

As of the date of this MD&A, the Company has a $65 million credit facility in place with CIBC and BMO of which $Nil has been drawn upon and is outstanding.

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We have certain contractual financial obligations related to service agreements and construction contracts for the construction in progress shown in Note 8 of the interim consolidated financial statements and the accompanying notes for the three- and six months ended January 31, 2019. Commitments are inclusive of $102,095 related to the 20-year anchor rental commitment regarding the Belleville facility.

These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years are as follows:

$
2019	36,499

2020	6,545

2021	5,282

2022	5,218

2023	5,149

Thereafter	80,105
139,798

Financial Risk Management

We are exposed to risks of varying degrees of significance which could affect our ability to achieve our strategic objectives for growth. The main objectives of our risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which we are exposed are described below.

Interest Risk

The Company’s exposure to interest rate risk only relates to any investments of surplus cash. The Company may invest surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at January 31, 2019, the Company had short term investments of $527.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables, promissory note receivable and convertible debenture receivable. As at January 31, 2019, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, the Company has limited credit risk.

Cash, cash equivalents and short term investments are held by some of the largest cooperative financial groups in Canada. Since the inception of the Company, no losses have been incurred in relation to cash held by the financial institution. The majority of the trade receivables balance are held with the crown corporations of Quebec, Ontario and British Columbia as well as one of the largest medical insurance companies in Canada. Credit worthiness of counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a twelve month credit loss approach. The current expected credit loss for the three month period is $31 (January 31, 2018 - $Nil) and $49 (January 31, 2018 - $88) for the six months ended January 31, 2019.

Credit risk from the convertible debenture receivable and promissory note receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, trade receivables, convertible note receivable and promissory note receivable represents the maximum exposure to credit risk and as at January 31, 2019; this amounted to $220,623.

The following table summarizes the Company’s aging of receivables as at January 31, 2019 and July 31, 2018:

	January 31,	July 31,
	2019	2018
	$	$
0–30 days	7,060	262

31–60 days	604	188

61–90 days	1,838	91

Over 90 days	691	103
Total	10,193	644

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Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from two crown corporations representing 90% and 87% (January 31, 2018 – Nil% and Nil%) of total sales in the three and six months ended January 31, 2019.

The Company holds trade receivables from two crown corporations representing 80% of total trade receivables as of January 31, 2019 (July 31, 2018 – Nil%).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at January 31, 2019, the Company had $165,571 of cash and cash equivalents and short-term investments.

The Company is obligated to pay accounts payable and accrued liabilities and excise taxes payable with a total carrying amounts and contractual cash flows amounting to $20,123 due in the next 12 months.

The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

Critical Accounting Assumptions

Our financial statements are prepared in accordance with IFRS. Management makes estimates and assumptions and uses judgment in applying these accounting policies and reporting the amounts of assets and liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. Significant estimates in the accompanying financial statements relate to the valuation of biological assets and inventory, stock-based compensation, warrants, the estimated useful lives of property, plant and equipment, and intangible assets. Actual results could differ from these estimates. Our critical accounting assumptions are presented in Note 3 of the Company’s annual audited consolidated financial statements for the fiscal year ended July 31, 2018, which is available under HEXO’s profile on SEDAR.

Adopted and Upcoming Changes in Accounting Standards

IFRS 15, Revenues from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

1.	Identifying the contract with a customer;

2.	Identifying the performance obligation(s) in the contract;

3.	Determining the transaction price;

4.	Allocating the transaction price to the performance obligation(s) in the contract; and

5.	Recognizing revenue when or as the Company satisfies the performance obligation(s).

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers the control of the good(s) to the customer upon delivery and acceptance by the customer, the timing of which is consistent with the Company’s previous revenue recognition policy under IAS 18.

IFRS 9, Financial Instruments

The Company adopted IFRS 9 retroactively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption.

IFRS 9 was issued by the International Accounting Standards Board (“IASB”) in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets under IFRS 9 are initially measured at fair value and are subsequently measured at either amortized cost; fair value through other comprehensive income (“FVTOCI”) or; fair value through profit or loss (“FVTPL”).

AMORTIZED COST

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

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FVTOCI

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

FVTPL

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at Fair Value through Other Comprehensive Income (“FVTOCI”). This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

The following table summarizes the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Financial assets

Cash and cash equivalents	FVTPL	FVTPL

Restricted cash	FVTPL	FVTPL

Short-term investments	FVTPL	FVTPL

Trade receivables	Loans and receivables	Amortized cost

Convertible debenture receivable	FVTPL	FVTPL

Promissory note receivable	Loans and receivables	Amortized cost

Long term investment	N/A	FVTPL

Financial liabilities

Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost

Warrant liability	FVTPL	FVTPL

The adoption of IFRS 9 did not have a material impact to the Company’s classification and measurement of financial assets and liabilities.

IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For trade receivables, the Company has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets at amortized cost.

CLASSIFICATION AND MEASUREMENT OF FINANCIAL LIABILITIES

Accounting for financial liabilities remains largely the same under IFRS 9 and subsequently the Company’s liabilities were not significantly impacted by the adoption.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designates a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL, which are carried subsequently at fair value with gains or losses recognised in profit or loss (other than derivative financial instruments that are designated and effective as hedging instruments).

IFRS 16, Leases

IFRS 16 was issued by the IASB in January 2016, and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Company is assessing the impact of the revised IFRS standard in issue but not yet effective on its consolidated financial statements.

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Related Party Transactions

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling our operations, directly or indirectly. Our key management personnel are the members of the executive management team and Board of Directors, who collectively control approximately 8.20% of the outstanding common shares as at January 31, 2019 (January 31, 2018 – 22.40%).

Compensation provided to key management for the three- and six months ended January 31, 2019 and 2018 was as follows:

	For the three months ended		For the six months ended
	January 31, 2019	January 31, 2018	January 31, 2019	January 31, 2018
Salary and/or consulting fees	$921	$463	$1,603	$847

Bonus compensation	185	14	402	14

Stock-based compensation	4,029	1,748	7,388	2,009
Total	$5,135	$2,225	$9,393	$2,870

Unless otherwise stated, the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

Subsequent to the period ended January 31, 2019 the Company granted the CEO 3,333,333 stock options on February 21, 2019 with an exercise price of $7.46. Additionally, to the standard vesting terms as defined above is an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20 day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

On December 17, 2018, the Company granted certain of its executives a total 74,000 stock options with an exercise price of $5.09. Of this, 54,000 stock options will fully vest at the 6-month anniversary of the grant date.

On September 17, 2018, the Company granted certain of its executives a total of 650,000 stock options with an exercise price of $7.93.

On July 11, 2018, the Company granted certain of its directors and officers a total of 4,325,000 stock options with an exercise price of $4.89. Within the grant there exist 350,000 stock option which fully vest on April 30, 2019.

On April 16, 2018, the Company granted certain executives of the Company a total of 845,000 stock options with an exercise price of $4.27.

On March 12, 2018, the Company granted certain executives of the Company a total of 325,000 stock options with an exercise price of $3.89.

On December 4, 2017, the Company granted certain directors and executives a total of 1,750,000 stock options with an exercise price of $2.69, half of which vested immediately and the balance over a three-year period with the exception of 75,000 stock options which vest in full by April 30, 2019.

On November 6, 2017, the Company granted certain of our executives a total of 125,000 stock options with an exercise price of $2.48.

On September 8, 2017, the Company granted certain of our executives a total of 650,000 stock options with an exercise price of $1.37.

On September 10, 2018, the Company announced the leasing of a new facility. The building is owned by Belleville Complex Inc., a joint venture in which HEXO holds a 25% interest and Olegna will hold a 75% interest. Olegna is controlled by a HEXO director and a non–arm’s length related party. In addition to its initial lease of 500,000 sq. ft. of the space under a long-term lease, HEXO will have rights of first offer and first refusal to lease the remaining space in the building. As part of the transaction, HEXO has loaned $20,272 to Belleville Complex to acquire the building. The loans repayment is under renegotiation for extension from the original 120 days from September 7, 2018 period, and bears interest at an annual rate of 4%, in which interest shall be payable monthly. The loan is secured by a first mortgage over the building. HEXO has also agreed to be the anchor tenant of the facility for a period of 20 years.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. The DCP and ICFR have been designed by management based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to provide reasonable assurance that the Company’s financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS.

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Regardless of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of Disclosure Controls was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the material changes to the control environment and the material weakness in our internal control over financial reporting as at January 31, 2019, are set forth below.

Material Changes to the Control Environment

During the period the Company continued to embark on a transformation project, enabled by a new end to end Enterprise Resource Planning (“ERP”) system. When completed, the project will provide an integrated system for inventory tracking and valuation from seed to sale. The project was launched in November 2017 to standardize and automate business processes and controls across the organization. As at January 31, 2019, the system is operational in Finance, Sales and Procurement processes. It will continue to be rolled out for inventory tracking and processing throughout the fiscal year. The project is a major initiative that is utilizing third party consultants, and a solution designed specifically for the cannabis industry. The new ERP is intended to facilitate improved reporting and oversight and enhance internal controls over financial reporting.

Identified Material Weaknesses and Remediation Plan

COMPLEX SPREADSHEET CONTROLS

Management concluded that the Company did not implement and maintain effective controls surrounding complex spreadsheets. Spreadsheets are inherently prone to error due to the manual nature and increased risk of human error. The Company’s controls related to complex spreadsheets did not address all identified material risks associated with manual data entry, documentation of assumptions, completeness of data entry, and the accuracy of formulas.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of complex spreadsheet internal controls over financial reporting. The Company intends to move towards an ERP which possesses specific functionality to remove the manual nature and usage of complex spreadsheets in future periods.

IMPLEMENTATION OF AN ERP

The Company did not have effective information technology (IT) general controls over all operating systems, databases, and IT applications supporting financial reports. Accordingly, process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of IT related internal controls over financial reporting. The Company intends to fully implement the ERP during fiscal 2019 and will only take reliance upon such controls once the appropriate level of testing is reached.

Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties which could cause actual performance, results and achievements to differ materially from those expressed or implied by forward-looking statements and forward-looking information, including, without limitation, the following factors, some of which, as well as other factors, are discussed in our Annual Information Form dated October 26, 2018 available under our profile on www.sedar.com, which risk factors should be reviewed in detail by all readers:

●

Our business operations are dependent on our license under the Cannabis Regulations. The license must be renewed by Health Canada. Our current license expires on October 15, 2019. Failure to comply with the requirements of the license or any failure to renew the license would have a material adverse impact on our business, financial condition and operating results.

●

We operate in a dynamic, rapidly changing environment that involves risks and uncertainties, and as a result, management expectations may not be realized for a number of reasons. An investment in our securities is speculative and involves a high degree of risk and uncertainty.

●	Reliance on management’s and key persons’ ability to execute on strategy. This exposes us to management’s ability to perform, as well as the risk of management leaving the Company.

●	We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.

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●

The number of licenses granted, and the number of licensed producers ultimately authorized by Health Canada could have an impact on our operations. We expect to face additional competition from new market entrants that are granted licences under the Cannabis Regulations or existing license holders which are not yet active in the industry.

●

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.

●

Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public’s perception of the Company.

●	We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business.

●

Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.

●	International operations will result in increased operational, regulatory and other risks.

●	There may be a risk of corruption and fraud in the emerging markets in which the Company operates.

●	The Company’s operations in emerging markets international markets may pose an increased inflation risk on the business.

●

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

●

While to the knowledge of our management, the Company is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis as well as including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

●	The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada.

●

Our activities and resources are currently primarily focused on our production facilities on the Gatineau campus, and we will continue to be focused on this facility for the foreseeable future. Adverse changes or developments affecting the Gatineau campus would have a material and adverse effect on our business, financial condition and prospects.

●

We expect to derive a significant portion of our future revenues from the recently legalized adult-use cannabis industry and market in Canada, including through our agreements with the SQDC in Québec, the OCRC in Ontario and the BCLDB in British Columbia. Other than the agreement with the SQDC, pursuant to which the SQDC has agreed to purchase 20,000 kg of HEXO’s products for the first year of the agreement, the agreements with the SQDC, the OCRC and the BCLDB do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from HEXO.

●	We have incurred operating losses since commencing operations and may incur losses in the future and may not achieve profitability.

●

Our growth strategy contemplates outfitting the Company’s multiple facilities with additional production resources. There is a risk that these additional resources will not be completed on time, on budget, or at all.

●

A key aspect of our business is growing cannabis, and as such we are exposed to the risks inherent in any agriculture business, such as disease spread, hazards, pests and similar agricultural risks that may create crop failures and supply interruptions for our customers.

●

Our cannabis growing operations consume considerable energy, making us vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact our business and our ability to operate profitably.

●

We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

●

As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties.

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●

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.

●

Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.

●	We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical marijuana industry in Canada.

●	We have no earnings or dividend record and may not pay any dividends on our common shares in the foreseeable future.

●

Our common shares are listed on the TSX and NYSE-A; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.

●	There is no assurance the Company will continue to meet the listing requirements of the TSX and the NYSE-A.

●	The Company is subject to restrictions from the TSX and NYSE-A which may constrain the Company’s ability to expand its business internationally.

●

The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, including governmental and regulatory regimes, community support for the cannabis industry, variations in our operating results, changes in our business prospects, as well as many other factors that are beyond our control.

●	We may issue additional common shares in the future, which may dilute a shareholder’s holdings in the Company.

●

We maintain various types of insurance such as, but not limited to, errors and omissions insurance; directors’ and officers’ insurance; property coverage; and general commercial insurance, recall insurance, cyber security insurance, warehouseman insurance and cargo insurance. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on us in terms of damages awarded and the impact on our reputation.

●

Based upon the nature of the Company’s current business activities, the Company does not believe it was a “investment company” (“IC”) under the Investment Company Act of 1940. However, the tests for determining IC status are based upon the composition of the assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future assets. Accordingly, there can be no assurance that the Company will not become a IC in the future. A non-U.S. corporation generally will be considered a IC if; 40% of the value of its total assets net of cash and government based securities constitute investment securities. If the Company were to be treated as a IC, such characterization could result in severe and adverse requirements to the Company.

●

Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, in penalties or in restrictions on our manufacturing operations.

●

In the fiscal year 2018, the Company initiated the implementation of new ERP systems. The implementation is expected to be completed in the fiscal year ended July 31, 2019. Upon full commencement of the implementation, the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.

●

We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data.

●

The Company is subject to continuous evolving corporate governance, internal controls and disclosure regulations that may increase the risk of non-compliance, which could adversely impact the Company, its market perception and valuation.

●

With the recently acquired credit facility, which could include risks that the Company’s cash flows could be insufficient to satisfy required payments of principal and interest, exposure of the Company to the risk of increased interest rates as certain of the Company’s borrowings would likely be at variable rates of interest, and enforcement risk in the event of default.

●

The credit facility contains covenants that will require the Company to maintain certain financial ratios. If the Company does not maintain such ratios, it could have consequences for the availability of credit under the credit facility or result in repayment requirements that the Company may not be able to satisfy.

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